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Exhibit 99.7

Press release

BOOKHAM TECHNOLOGY TO LEAD NEW-GENERATION INDUSTRY WITH WIDE RANGE OF SUBSYSTEM CAPABILITIES AT OPTICAL FIBER COMMUNICATION (OFC) 2004

        Oxfordshire, 30 January 2004—Bookham Technology plc (LSE: BHM, Nasdaq: BKHM) will display its widest-ever range of end-to-end optical-communications device capabilities at the forthcoming Optical Fiber Communication (OFC) 2004 in Los Angeles in February. Customers now require optical components suppliers to provide a broader range of capabilities—Bookham's expanded portfolio, including transponders, wide ranging amplifier solutions, pluggable transceivers and tunable lasers, can meet this need.

        "OFC will give customers the opportunity to see how far we have come in changing the industry supply model as consolidation gathers pace," says Bookham President and Chief Executive Officer, Giorgio Anania. "A focus on components alone is no longer sufficient. Leading suppliers must now have the ability to provide complete subsystems as well as components, and put their own thinking and technologies into the internal design to give customers the high-performance, highly functional and cost-effective solutions they need. The scale of our manufacturing and R&D capability have been the driving tools in creating this new thinking."

        Customers are looking for suppliers with the product line, breadth, low costs, scale and value-added capability to become their strategic partners. Through its recent acquisitions in 2003 of Ignis Optics (transceivers) and Cierra Photonics (thin-film filters), and its proposed acquisition of New Focus (optical test and measurement), Bookham has continued to expand its capabilities, and holds a leading position in its ability to integrate all four major industry segments: transmit/receive, amplifiers, passives and transceivers.

        Bookham Technology will show the full range of these capabilities and technologies on its stand (number 2410 in the South Hall) through demonstrations, a highly integrated line sub-system capability, and a range of components.

        Visitors to the stand will experience a live demonstration of Bookham's new pluggable 10 Gb/s XFP transceiver with reach capability beyond 10km, and appreciate outstanding DWDM wavelength stability performance in a pluggable SFP package.

        Paralleling the live demonstrations will be an interactive streaming-video virtual live demonstration to highlight Bookham's extensive range of solutions capability at both 2.5 and 10Gbit/s. This will include intelligent amplifiers, high-performance directly modulated transmitters, a full band tunable laser, thin film passives and a cross-section of industry-leading receiver products.

        Bookham's commitment to leading technology research will be maintained at the OFC Technical Conference through participation in papers on:

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  Uncooled 40Gb/s transmission over 40km single mode fiber using multi-level modulation of a highly linear laser.

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  Nonlinear tolerance of differential phase shift keying modulated signals reduced by XPM.

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  A high power, broadband tunable laser module based on a DS-DBR laser with integrated SOA.

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        Bookham will participate also in the OFC's Market Watch discussion session on Global Market Potential: Where is the Market?

        Steve Turley, Bookham Technology's chief commercial officer, and other senior officers will be attending OFC. If you would like to arrange an interview, or a tour of the Bookham stand, please contact Helen Lyman Smith on tel. +44 (0)115 950 8399 or email helen@gbcspr.com.

Notes for editors

        (1) Optical Fiber Communication (OFC) 2004, managed by the Optical Society of America, is one of the optical communications industry's premier events of 2004. It will be held at the Los Angeles Convention Center, Los Angeles, California, USA—the Technical Conference 22—27 February and the industry Exposition 24—26 February. For more details see www.ofcconference.org.

For further information, please contact:

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	or	Brian Dolby/Helen Lyman Smith GBCS Public Relations Tel: +44 (0) 115 950 8399 brian@gbcspr.com/helen@gbcspr.com

        Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems. Bookham's broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers' needs. The company's optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1700 people worldwide.

        More information on Bookham Technology is available at www.bookham.com

        Bookham is a registered trademark of Bookham Technology plc.

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QuickLinks

  Exhibit 99.7
BOOKHAM TECHNOLOGY TO LEAD NEW-GENERATION INDUSTRY WITH WIDE RANGE OF SUBSYSTEM CAPABILITIES AT OPTICAL FIBER COMMUNICATION (OFC) 2004